Filed Pursuant to
Rule 424(b)(3)
Registration No. 333-164332

PROSPECTUS

EZCHIP SEMICONDUCTOR LTD.

203,476 ORDINARY SHARES

This prospectus relates to up to 203,476 ordinary shares that the selling shareholders named in this prospectus or their transferees may offer from time to time.  The selling shareholders received these ordinary shares in exchange for their shares in our subsidiary EZchip Technologies Ltd. or will receive these ordinary shares upon exercise of options received by the selling shareholders in exchange for options in that subsidiary.

The selling shareholders may sell all or a portion of the ordinary shares beneficially owned by them in an offering underwritten and/or managed by an investment banking firm or broker-dealer in open market transactions, privately negotiated transactions, ordinary brokerage transactions or any other method permitted by applicable law.

EZchip Semiconductor Ltd. will not receive any of the proceeds from the sale by the selling shareholders of the ordinary shares offered by this prospectus, and will bear all expenses in connection with the preparation of this prospectus.

Our ordinary shares are listed on the NASDAQ Global Market and on the Tel Aviv Stock Exchange under the symbol "EZCH."  On February 2, 2010, the last reported sale price of an ordinary share of our company on the NASDAQ Global Market was $12.08.

See "Risk Factors" beginning on page 4 to read about factors you should consider before buying the ordinary shares of EZchip Semiconductor Ltd.

________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

Prospectus dated February 3, 2010

You should rely only on the information included or incorporated by reference in this prospectus or any supplement or free writing prospectus prepared by us.  We have not authorized anyone to provide information or represent anything other than that contained in, or incorporated by reference in, this prospectus.  We have not authorized anyone to provide you with different information.  If you receive any other information, you should not rely on it.  We are not making an offer in any state or jurisdiction or under any circumstances where the offer is not permitted.  You should assume that the information in this prospectus or any supplement or free writing prospectus prepared by us is accurate only as of the date on their cover pages and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

In this prospectus, "we", "us", "our", the "Company" and "EZchip Semiconductor" refer to EZchip Semiconductor Ltd., an Israeli company, and our major subsidiary, EZchip Technologies Ltd.

All references to "dollars" or "$" in this prospectus are to U.S. dollars, and all references to "shekels" or "NIS" are to New Israeli Shekels.

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated in it by reference contain forward-looking statements which involve known and unknown risks and uncertainties.  We include this notice for the express purpose of permitting us to obtain the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements.  Examples of forward-looking statements include: projections of capital expenditures, competitive pressures, revenues, growth prospects, product development, financial resources and other financial matters.  You can identify these and other forward-looking statements by the use of words such as "may," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential" or the negative of such terms, or other comparable terminology.

Our ability to predict the results of our operations or the effects of various events on our operating results is inherently uncertain.  Therefore, we caution you to consider carefully the matters described under the caption "Risk Factors" and certain other matters discussed in this prospectus, the documents incorporated by reference in this prospectus, and other publicly available sources.  Such factors and many other factors beyond the control of our management could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements.

(i)

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information about us, the ordinary shares that may be sold from time to time, and our financial statements and the notes to them, all of which appear elsewhere in this prospectus or in the documents incorporated by reference in this prospectus.

EZchip Semiconductor Ltd.

Our business consists exclusively of the business of our subsidiary, EZchip Technologies Ltd., or EZchip Technologies, a company that is engaged in the development and marketing of Ethernet network processors for networking equipment.

We were incorporated as a limited liability company under the laws of the State of Israel in 1989.  We changed our name from LanOptics Ltd. to EZchip Semiconductor Ltd. on July 22, 2008. Our registered offices and our principal executive offices are located at 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel, and our telephone number is +972-4-959-6666.  Our address on the Internet is www.ezchip.com.  The information contained on our website is not incorporated by reference and should not be considered as part of this prospectus.

Recent Developments

Public Offering

In December 2009, we completed an underwritten public offering of 4,335,605 of our ordinary shares at a public offering price of $10.50 per share.  Of such shares, 712,618 ordinary shares were sold by us and 3,622,987 ordinary shares were sold by funds affiliated with Goldman, Sachs & Co. and JK&B Capital.  We used our net proceeds from the December 2009 public offering to purchase for cash a portion of the securities of EZchip Technologies tendered in an employee exchange offer, as described below.  We did not receive any proceeds from the sale of the ordinary shares by funds affiliated with Goldman, Sachs & Co. and JK&B Capital in the underwritten public offering.  On January 14, 2010, we issued and sold an additional 106,893 ordinary shares in the underwritten public offering following the exercise by the underwriter of its over-allotment option.

Employee Exchange Offer

In December 2009, we completed an exchange offer pursuant to which we exchanged:

•	ordinary shares of EZchip Technologies, or EZchip Technologies Shares, held by current and former employees for a combination of cash and our ordinary shares; and

•	options to purchase EZchip Technologies Shares, or EZchip Technologies Options, held by current and former employees for a combination of cash and options to purchase our ordinary shares.

We refer to this exchange as the Employee Exchange Offer.

Upon completion of the Employee Exchange Offer, we issued 243,774 of our ordinary shares and options to purchase 1,642,340 of our ordinary shares to current and former employees, and we used all of the proceeds that we received from the December 2009 public offering to purchase additional EZchip Technologies Shares, including EZchip Technologies Shares issued upon exercise of EZchip Technologies Options.

Following the completion of the Employee Exchange Offer, we increased our ownership interest in EZchip Technologies from approximately 99% (and 90% of on a fully diluted basis) to 100% on an outstanding basis and 99.9% on a fully diluted basis.   The dilution of each of our shareholder's percentage of ownership as a result of the Employee Exchange Offer was substantially offset by the increase in our company’s holdings in EZchip Technologies to 100% of the outstanding shares.

This prospectus relates to a portion of the ordinary shares, including ordinary shares issuable upon exercise of options, which we issued and granted to our current and former employees in the Employee Exchange Offer.

The Offering

Ordinary shares offered by the selling shareholders	203,476 shares (including 567 shares issuable upon exercise of options)
NASDAQ Global Market symbol	"EZCH"
Use of proceeds	We will not receive any proceeds from the sale of the ordinary shares offered hereby.
Ordinary shares outstanding before the offering	24,421,883 shares (1)
Ordinary shares outstanding after the offering	24,422,450 shares (1)(2)
Risk factors
Before deciding to invest in our ordinary shares, you should carefully consider the risks related to our business, the offering and our ordinary shares, and our location in Israel.  See "Risk Factors" on page 4 of this prospectus.

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(1)           The number of outstanding ordinary shares is based on the ordinary shares outstanding as of January 14, 2010, and excludes:

•
3,997,757 ordinary shares issuable upon the exercise of outstanding options granted to employees and directors under our 2003 Amended and Restated Equity Incentive Plan, 2007 U.S. Equity Incentive Plan and 2009 Israel Equity Plan, as of January 14, 2010, exercisable at a weighted average exercise price of $9.49 per share; and

•
106,727 ordinary shares issuable upon the vesting of outstanding restricted share units granted to employees and directors under our 2003 Amended and Restated Equity Incentive Plan and 2007 U.S. Equity Incentive Plan, as of January 14, 2010.

(2)           Assumes the exercise of options to purchase 567 ordinary shares, which ordinary shares are registered for resale hereby on behalf of selling shareholders.

RISK FACTORS

An investment in our securities is speculative and involves a high degree of risk. Therefore, you should not invest in our securities unless you are able to bear a loss of your entire investment. You should carefully consider the following factors as well as the other information contained in this prospectus and in the other reports that we file with the Securities and Exchange Commission  and that we incorporate by reference into this prospectus before deciding to invest in our securities. This prospectus and statements that we may make from time to time may contain forward-looking information. There can be no assurance that actual results will not differ materially from our expectations, statements or projections. Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below. The information in this prospectus is complete and accurate as of the date of this prospectus, but the information may change thereafter.

Risks Relating To Our Business

We depend on a very limited number of key customers and our principal customer is expected to reduce its purchases from us over time.  If we are unable to maintain our relationship with these customers or if these customers significantly reduce the use of our NPUs in their systems, our future revenues and growth will be materially adversely affected.

We currently depend on a very limited number of key customers.  Juniper Networks, a major tier-1 vendor of carrier Ethernet switches/routers, or CESRs, and currently our largest customer, accounted for approximately 55% of our 2008 revenues and approximately 52% of our revenues for the nine-month period ended September 30, 2009.  In October 2009, Juniper Networks announced its launch of a new family of processors and networking systems incorporating internally developed chips.  We expect that over time, as this new family of Juniper Networks products replaces the products that incorporate our NPUs, Juniper Networks may significantly reduce or perhaps discontinue its purchases from us.  Juniper Networks operates in the CESR segment, which is one of the five segments of the carrier Ethernet, or CE, market in which we operate.

Revenues from our other leading customer, which is a larger tier-1 vendor than Juniper Networks and which operates in several segments of the CE market, are not yet material and accounted for less than 10% of our revenues for the nine month period ended September 30, 2009.

It typically takes carriers at least one year to approve new products before installing them in their network.  The ramp up during that period is difficult to predict and can cause revenue volatility that we occasionally see during the first year of production of a new platform.  Once approved however, such products can ramp up quickly and be continuously purchased for a long period.  For example, our NP-2 processors that started to ship in 2006, are still in the ramp up phase of their lifecycle, which is expected to continue through 2010, while sales of our NP-3 processors are now just initiating and are expected to start reaching meaningful levels in 2010.

We believe we will begin generating significant revenues from our other leading customer before Juniper Networks reduces or discontinues its purchases from us in the future, if and to the extent it elects to do so following its announcement of October 2009.  However, due to the lengthy design and development cycle, and other matters beyond our control, it is difficult to predict when Juniper Networks will begin to reduce or discontinue its purchases from us, and when our other leading customer will enter a ramp up phase.  Furthermore, we may not generate a significant level of revenues in the future from our other leading customer, who may purchase significantly lower quantities in the event the products that incorporate our network processors are not commercially successful, or due to global economic conditions or other conditions beyond our control.

In addition, our future revenues and growth will depend in large part on our relationship with other vendors in the CE market.  If any of these vendors decide not to incorporate our products into their future CE products or to cease incorporating our network processors in their current products, or purchases significantly lower quantities than expected due to global economic conditions or otherwise, or if the products that incorporate our network processors are not commercially successful, our future revenues and the growth of our business will be materially adversely affected.

Continuing unfavorable global economic conditions could have a material adverse effect on our business, operating results and financial condition.

The recent crisis in the financial and credit markets in the United States, Europe and Asia has led to a global economic slowdown, with the economies of the United States and Europe showing significant signs of weakness.  If the United States or European economy weakens further, carriers may reduce or postpone their technology spending significantly.  This could result in reductions in sales of networking equipment that incorporate our products, longer sales cycles, slower implementation of new carrier Ethernet networks and increased price competition.  Any of these events would likely harm our business, operating results and financial condition.  If global economic and market conditions, or economic conditions in the United States, Europe or Asia or other key markets continue to deteriorate, our business, operating results and financial condition may be materially adversely affected.

We are dependent on the networking equipment market for our growth, and if it does not grow, then we will not be able to expand our business.

Although there are many companies operating in the networking equipment market, a significant portion of the market is controlled by a limited number of companies.  The growth of our network processor business depends in part on increased acceptance and use of networking equipment that is developed and manufactured by companies with significant market share.  We depend on the ability of our target customers, specifically those with a significant share of the networking equipment market, to develop new products and enhance existing products for the networking equipment market that incorporate our products and to introduce and promote their products successfully.  The market for networking equipment depends in part upon the market's acceptance of packet-based converged telecom networks, in particular carrier Ethernet networks, as well as 10 Gigabit and greater Ethernet technologies that enable the forwarding of data at a high speed.  Ultimately, the development rate of these technologies may be slower than we anticipate.  If the use of such networking equipment does not grow as we anticipate due to global market conditions or otherwise, if we are unsuccessful in maintaining our relationships with our current customers, specifically those with a significant share of the networking equipment market, and creating relationships with other target customers with significant market share, if our target customers do not incorporate our products into theirs, or if the products of our target customers that incorporate our network processors are not commercially successful, our growth will be impeded.

We have had a limited operating history in the network processor industry and our future financial results are difficult to predict.

Our future success will be subject to the risks we will encounter in the network processor industry.  We have a limited operating history in the industry, with our first product sales in the second quarter of 2002 and total sales through September 30, 2009 of approximately $102 million.  We have incurred operating losses in each of the last five fiscal years.  Our limited operating history makes it difficult to evaluate the prospects of our business, particularly in light of the current global economic conditions.  Moreover, the network processor industry is constantly evolving and is subject to technological and competitive forces beyond our control.  Our ability to design and market products to meet customer demand and the revenue and income potential of our products and business are unproven.  As an early stage company in the developing network processor industry, we face numerous risks and uncertainties.  Some of these risks relate to our ability to:

•	expand and enhance our product offerings;

•	increase our revenues;

•	diversify our sources of revenue;

•	respond to technological changes;

•	respond to competitive market conditions; and

•	respond to global economic conditions.

If we fail to address these risks and uncertainties, our results of operations will be adversely affected.

We may experience difficulties or delays in the introduction of our new family of network processors and other new and enhanced products.

We recently announced a new family of network processors targeting Ethernet Access applications.  Several models of the network processors, named NPA, were sampled in the fourth quarter of 2009. The NPA product family addresses the transition of carrier access from ATM/TDM based networks to Ethernet packet-based networks and the provisioning of triple-play services that command increased bandwidth and service guarantees to residential and business users.  We may not be successful in developing, introducing and marketing these new offerings or in addressing all or any portion of the potential market for these offerings.  We may experience difficulties that could delay or prevent the successful development, introduction and marketing of these offerings.  Furthermore, our new offerings may not adequately meet the requirements of the marketplace or achieve market acceptance.  If we do not timely develop and introduce these offerings or respond in a timely manner to changing market conditions, customer requirements or global economic conditions, the growth of our business may be adversely affected.

In addition, the development of our NP-4 and NPA network processors is a complex and uncertain process.  We are engaged in the development of very advanced technologies.  We may experience design, manufacturing, marketing and other difficulties that could delay the development or marketing of these network processors.  The difficulties could result in reduced sales, loss of existing and potential customers, unexpected expenses or delays in the launch of these network processors, all which may adversely affect our results of operations.

Many of our competitors and potential competitors are much larger than us, and if we are unable to compete effectively we could lose our market share and revenues.

The market for network processors is intensely competitive, rapidly evolving and subject to rapid technological change.  We believe that competition in this market will become more intense in the future and may cause price reductions, reduce gross margins and result in loss of market share, any one of which could significantly reduce our future revenue and increase our losses.  Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and significantly larger customer bases than we do.  In addition, we face competition from current and prospective customers who may choose to develop their own network processors.

Additionally, many of our competitors also have well-established relationships with our prospective customers and suppliers and prospective customers may have competitive reasons to prefer our competitors.  As a result of these factors, many of our competitors, either alone or with other companies, have significant influence in our target markets that could outweigh our technological advantage.

Our products may have defects, which could damage our reputation, decrease market acceptance of our products, cause us to lose customers and revenue, increase production costs and result in liability.

Highly complex products such as network processors may contain hardware or software defects or bugs.  Often, these defects and bugs are not detected until after the products have been shipped.  If any of our products contain defects, or have reliability, quality or compatibility problems, our reputation might be damaged significantly and customers might be reluctant to buy our products, which could result in the loss of or failure to attract customers.  In addition, these defects could interrupt or delay sales.  We may have to invest significant capital and other resources to correct these problems.  If any of these problems are not found until after we have commenced commercial production of a new product, we might incur substantial additional development costs.  If we fail to provide solutions to the problems, such as software patches, we could also incur product recall, repair or replacement costs.  These problems might also result in claims against us by our customers or others.  In addition, these problems might divert technical and other resources from other development efforts.  Moreover, we would likely lose, or experience a delay in, market acceptance of the affected product or products, and we could lose credibility with our current and prospective customers.  This is particularly significant as we are relatively a new entrant to a market dominated by large, well-established companies.

We may have to redesign our products to meet rapidly evolving industry standards and customer specifications, which could delay our production and increase our operating costs.

We operate in a market characterized by rapidly evolving industry standards, product obsolescence, and new manufacturing and design technologies.  Many of the standards and protocols for our products are based on high speed networking technologies that have not been widely adopted or ratified by one of the standard setting bodies in our customers' industry.

Our target customers, network equipment manufacturers, are likely to have varying requirements and may delay or alter their design demands during this standard-setting process.  In response, we may have to redesign our products to suit these changing demands, which would likely delay the production of our future products and increase operating costs.

Because our products have lengthy design and development cycles, we could experience delays in generating revenues or cancellation of customer contracts.

We may never generate significant revenues from our newly developed products after incurring significant design and development expenditures.  A customer may decide to cancel or change its product plans, which could cause us to generate no revenue from that customer and adversely affect our results of operations.  A delay or cancellation of a customer's plans could significantly adversely affect our financial results.  Even after winning a design contract, a customer may not begin volume production of our equipment for a period of up to two years, if at all.  Due to this lengthy design and development cycle, a significant period may elapse from the time we begin incurring expenses until the time we generate revenue from our products, during which market conditions may change.  We have no assurances that our customers will ultimately market and sell their equipment incorporating our network processors, or that such efforts by our customers will be successful.

The loss of personnel could affect our ability to design and market our products.

To succeed, we must retain and hire technical personnel highly skilled in the design and test of functions used to develop Ethernet network processors and related software.  The competition for such employees is intense.  We, along with our competitors, customers and other companies in the communications industry, face intense competition for those employees from competitors and from an increasing number of emerging startup companies with potentially lucrative employee ownership arrangements.  Recruiting, hiring and retaining key personnel can also result in significant monetary costs.

If we are unable to adequately protect our technology or other intellectual property through patents, copyrights, trade secrets, trademarks and other measures, our competitors and third party manufacturers could use our proprietary information and we could lose our competitive advantage.

To compete effectively, we must protect our proprietary information.  We rely on and intend to rely on a combination of patents, trademarks, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights.  Our failure to adequately protect our technology or other intellectual property from use by our competitors and third party manufacturers could jeopardize our competitive advantage, and result in a loss of customers.  We have a number of issued patents, however, the patents that have been issued may not provide any meaningful protection or commercial advantage to us, as they may not be of sufficient scope or strength, or may not be issued in all countries where our products can be sold.  In addition, our competitors may be able to design around our patents.

Our products employ technologies that may infringe on the proprietary rights of third parties, which may expose us to litigation and prevent us from selling our products.

Vigorous protection and pursuit of intellectual property rights or positions characterize the semiconductor industry.  This often results in expensive and lengthy litigation.  We, as well as our customers or suppliers, may be accused of infringing on patents or other intellectual property rights owned by third parties.  An adverse result in any litigation could force us to pay substantial damages, stop designing or manufacturing, using and selling the infringing products, spend significant resources to develop non-infringing technology, indemnify third parties, discontinue using certain processes or obtain licenses to use the infringing technology.  In addition, we may not be able to develop non-infringing technology, nor might we be able to find appropriate licenses on reasonably satisfactory terms.

Because the processes used to manufacture our products are complex, customized to our specifications and can only be performed by a limited number of manufacturing facilities, we may experience delays in production and increased costs.

The manufacture of processors is a highly complex and technically demanding process.  Defects in design or problems associated with transitions to newer manufacturing processes or new manufacturers can result in unacceptable manufacturing yields and performance.  These problems are frequently difficult to detect in the early stages of the production process and can be time-consuming and expensive to correct once detected.  As a result, defects, performance problems with our products or poor manufacturing yields could adversely affect our business and operating results.

If third-party manufacturers and other suppliers terminate our arrangement with them, or amend them in a manner detrimental to us, we may experience delays in production and our business maybe adversely affected.

The fabrication of our network processors is outsourced to third-party manufacturers and subcontractors.  There are significant risks associated with our reliance on third-party manufacturers.  Most significantly, if our manufacturing suppliers are unable or unwilling to provide us with adequate manufacturing capacity, we would have to identify and qualify one or more substitute suppliers for our products.  Our manufacturers may experience unanticipated events that could inhibit their abilities to provide us with adequate manufacturing capacity on a timely basis, or at all.  Historically, there have been periods in which there has been a worldwide shortage of manufacturer capacity for the production of high-performance processors such as ours.  Introducing new products or transferring existing products to a new third party manufacturer would require significant development time to adapt our designs to their manufacturing processes and could cause product shipment delays.  In addition, the costs associated with manufacturing our products may increase if we are required to use a new third party manufacturer.  If we fail to satisfy our manufacturing requirements, our business would be materially harmed.

We have entered into an agreement with a sole supplier for the manufacture of each of our existing network processor models and we expect to use a sole supplier for our next generation of network processors as well.  Our NP-3 network processors are manufactured by IBM.  Our NP-2 network processor, our special version NP-3 network processor, and our NPA and NP-4 network processors (currently under development), are or are expected to be manufactured by Taiwan Semiconductor Manufacturing Co., or TSMC, through third parties that coordinate and assume responsibility for various aspects of the manufacturing process.  IBM, TSMC or any future sole supplier for our current and future products may reduce or delay shipment if its ability to manufacture network processors is constrained.  If a sole supplier of our network processors, a third party that arranges for their manufacture, or any other subcontractor fails to deliver network processors or necessary components or services on time or at all, our business could be severely harmed.  In addition, if the current manufacturing arrangement between our third party subcontractor and TSMC is terminated or amended in a manner detrimental to us, it could adversely affect our business while we try to make alternative arrangements with substitute suppliers.

These and other risks associated with our reliance on a third-party manufacturer could materially and adversely affect our business, financial condition and results of operations.

The performance of the capital markets may significantly decrease the value of our marketable securities and may cause us to incur impairment charges relating to our investment portfolio.

The performance of the capital markets affects the values of the funds we hold in marketable securities, which as of September 30, 2009 totaled $29.1 million.  These securities are subject to market fluctuations.  For example, in 2008 and into first half of 2009, the credit and capital markets deteriorated significantly and adversely impacted the fair value of our investments.  Future turmoil in the capital markets may result in impairments of the carrying value of our investment assets.  Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have an adverse effect on our financial results and the market price of our ordinary shares.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors.  Our efforts to comply with the requirements of Section 404, which started in connection with our 2006 Annual Report on Form 20-F, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources.  Section 404 of the Sarbanes-Oxley Act requires (i) management's annual review and evaluation of our internal control over financial reporting and (ii) a statement by management that its independent registered public accounting firm has issued an attestation report on our internal control over financial reporting, in connection with the filing of the Annual Report on Form 20-F for each fiscal year.  If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Risks Relating to the Offering and Our Ordinary Shares

Our share price has been highly volatile and may continue to be volatile and decline.

The trading price of our shares has fluctuated widely in the past, including in recent months and weeks, and may continue to do so in the future as a result of a number of factors, many of which are outside our control.  In addition, the stock market has experienced extreme price and volume fluctuations in the last year that have affected the market prices of many companies, including technology companies, and have often been unrelated or disproportionate to the operating performance of these companies.  These broad market fluctuations could adversely affect the market price of our shares.  In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company.  Securities class action litigation could result in substantial costs and a diversion of our management's attention and resources.

Future exercises of our options and vesting of our restricted share units may result in substantial dilution and future sales of these ordinary shares may cause the market price of our ordinary shares to decline.

Future exercises of our options and vesting of our restricted share units may result in substantial dilution and future sales of these ordinary shares may cause the market price of our ordinary shares to decline.  We cannot predict what effect, if any, future sales of our ordinary shares, or the availability of our ordinary shares for future sale, will have on the market price of our ordinary shares.  Sales of substantial amounts of our ordinary shares in the public marketplace by us or our shareholders, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and may make it more difficult for investors to sell ordinary shares at a time and price which such investors deem appropriate.

We have never paid cash dividends and have no intention to pay dividends in the foreseeable future.

We have never paid cash dividends on our shares and do not anticipate paying any cash dividends in the foreseeable future.  We intend to retain earnings, if any, for use in our business, in particular to fund our research and development, which are important to capitalize on technological changes and develop new products and applications.  Any future dividend distributions are subject to the discretion of our board of directors and will depend on various factors, including our operating results, future earnings, capital requirements, financial condition, tax implications of dividend distributions on our income, future prospects and any other factors deemed relevant by our board of directors.  The distribution of dividends also may be limited by Israeli law, which permits the distribution of dividends only out of retained earnings or otherwise upon the permission of the court.  You should not rely on an investment in our company if you require dividend income from your investment.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares are traded primarily on the NASDAQ Global Market and also on the Tel Aviv Stock Exchange.  Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on the NASDAQ Global Market, and New Israeli Shekels, or NIS, on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel).  Consequently, the trading prices of our ordinary shares on these two markets often differ.  Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Risks Relating To Our Location In Israel

Political, economic and military instability in Israel may disrupt our operations and negatively affect our sales.

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in Israel.  Political, economic and security conditions in Israel directly influence us.  Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Major hostilities between Israel and its neighbors may hinder Israel's international trade and lead to economic downturn.  This, in turn, could have a material adverse effect on our operations and business.  There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2009.  There were extensive hostilities along Israel's northern border with Lebanon in the summer of 2006.  Recently, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups.  Hamas launched hundreds of missiles from the Gaza Strip against Israeli population centers, which led to an armed conflict between Israel and Hamas during December 2008 and January 2009.  The future effect of this deterioration and violence on the Israeli economy and our operations is unclear.

Additionally, some of our key employees in Israel are obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time in the event of a national emergency.  If a military conflict or war arises, such as the hostilities along Israel's border with the Gaza Strip at the beginning of 2009, these individuals could be required to serve in the military for extended periods of time.  Our operations could be disrupted by the absence for a significant period of one or more of our key employees due to military service.  Any disruption in our operations would harm our business.

Fluctuations in the exchange rate between the U.S. dollar and foreign currencies may affect our operating results.

A significant portion of the cost of our Israeli operations, mainly personnel costs, is incurred in NIS.  Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS.  Since 2007, the NIS has generally appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations in Israel.  NIS linked balance sheet items may create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share.  Although we may use hedging techniques we cannot completely eliminate the effects of currency fluctuations.  Exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.

Tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our future tax expenses.

Our facilities in Israel have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law.  The Investment Law provides that capital investments in a production facility (or other eligible assets) may be designated as an Approved Enterprise.  Until recently, the designation required advance approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor.

On April 1, 2005, an amendment to the Investment Law came into effect, which revised the criteria for investments qualified to receive tax benefits.  An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise).  Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process.  The amendment does not apply to investment programs approved prior to December 31, 2004 and applies to new investment programs only.  Under the amendment, if we were to pay a dividend out of the tax-exempt income generated by a Privileged Enterprise under the provisions of the amended Investment Law during the tax exemption period, a portion of the income that is equivalent to the amount distributed as dividends will be subject to corporate tax, and we may be required to record deferred tax liability with respect to such tax-exempt income.  In order to be eligible for tax benefits, we must comply with various conditions, as well as periodic reporting obligations.  If we fail to meet these requirements, we would be subject to corporate tax in Israel at the regular statutory rate.  We could also be required to refund tax benefits, with interest and adjustments for inflation based on the Israeli consumer price index.  As of September 30, 2009, we did not generate income under the provisions of the amended Investment Law.

The government grants we have received for research and development expenditures limit our ability to transfer technologies outside of Israel and require us to satisfy specified conditions.  If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

Since April 2006, our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or OCS.  We therefore must comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 1984 and related regulations, or the Research Law.  If we fail to comply with any of the requirements imposed by the OCS, such as change of control notices and annual reporting requirements, we may be required to refund any grants previously received together with interest and penalties, and a person who transferred OCS-funded technology may be subject to criminal charges and up to three years imprisonment.

In recent years, the Government of Israel has reduced the benefits available under these programs, and these programs may be discontinued or curtailed in the future.  If the Government of Israel discontinues or modifies these programs, or we are unable to comply with the new requirements, our expenses will increase significantly, and our business, financial condition and results of operations could be materially and adversely affected.

Technology developed by OCS funding may only be transferred subject to the prior approval of an OCS committee and, under certain circumstances, also to the payment of a redemption fee which is a certain percentage of the price paid in connection with such a transfer.  A transfer, for the purpose of OCS rules, includes an actual sale of the technology, any exclusive license to develop, market, and manufacture products resulting from the technology or any other transaction which in essence constitutes a transfer of the technology and does not include the worldwide sale of products that are based on technology developed with OCS funding.  We may not receive the required approvals should we wish to transfer this technology in the future.  These restrictions may impair our ability to sell our technology assets, and the restrictions will continue to apply even after we have repaid the full amount of royalties payable for the grants.  In addition, the restrictions may impair our ability to consummate a merger or similar transaction in which the surviving entity is not an Israeli company.

It may be difficult to enforce a U.S. judgment against us or our officers and directors, to assert U.S. securities laws claims in Israel or serve process on substantially all of our officers and directors.

We are organized under the laws of the State of Israel.  Substantially all of our executive officers and directors and a substantial portion of our assets and the assets of these persons are located outside the United States.  Therefore, it may be difficult for an investor, or any other person or entity, to collect a judgment obtained in the United States against us or any of these persons, or to effect service of process upon these persons in the United States.  Furthermore, it may be difficult to assert U.S. securities law claims in original actions instituted in Israel.

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law.  The rights and responsibilities of holders of our ordinary shares are governed by our articles of association and by Israeli law.  These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations.  In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at a general meeting of shareholders on certain matters.  Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company's articles of association, increases in a company's authorized share capital, mergers and interested party transactions requiring shareholder approval.  In addition, a controlling shareholder, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote, and a shareholder that possesses the power to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company.   The Israeli Companies Law also provides that a breach of the duty of fairness will be governed by the laws governing breach of contract; however, Israeli law does not define the substance of this duty of fairness.  There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Provisions of Israeli law may delay, prevent or make difficult a change of control and therefore depress the price of our shares.

Some of the provisions of Israeli law could:

•	discourage potential acquisition proposals;

•	delay or prevent a change in control; and

•	limit the price that investors might be willing to pay in the future for our ordinary shares.

Israeli corporate law regulates mergers and acquisitions of shares through tender offers, requires approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions.  Furthermore, Israel tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law.  For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation or to taxation before his investment in the foreign corporation becomes liquid.  These provisions may adversely affect the price of our shares.

As a foreign private issuer whose shares are listed on The NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.  We follow Israeli law and practice instead of NASDAQ rules regarding the director nominations process, compensation of executive officers and the requirement to obtain shareholder approval for certain dilutive events.

As a foreign private issuer whose shares are listed on The NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Marketplace Rules.  We do not comply with NASDAQ requirements regarding the director nominations process and compensation of executive officers, which require that director nominees and compensation of executive officers be selected/determined, or recommended for the board of directors selection/determination, either by a majority of the independent directors or a committee comprised solely of independent directors.  Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders and our board of directors determines executive compensation, subject to the required approvals under Israeli law.  In addition, we follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans and arrangements, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.  Under Israeli law and practice, in general, the approval of the board of directors is required for the establishment or amendment of equity based compensation plans and arrangements, unless the arrangement is for the benefit of a director, or a controlling shareholder, in which case audit committee and shareholder approval are also required.  Similarly, the approval of the board of directors is generally sufficient for a private placement unless the private placement involves a director, a controlling shareholder or is deemed a "significant private placement," in which case shareholder approval, and, in some cases, audit committee approval, would also be required.  The Israeli Companies Law defined a "significant private placement" as a private placement (i) resulting in a party becoming a controlling shareholder, or (ii) involving the issuance of a 20% or more voting rights in the company, which (A) results in a 5% or more shareholder increasing its interest in the company or an offeree becoming a 5% or more shareholder, and (B) involves consideration that is not solely cash or public traded securities, or is not on fair market terms.  As a foreign private issuer listed on The NASDAQ Global Market, we may also follow home country practice with regard to, among other things, composition of the board of directors and quorum at shareholders' meetings.  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ's corporate governance rules.

CAPITALIZATION

The table below sets forth the capitalization of our company as of September 30, 2009 on an actual basis and on an as adjusted basis to give effect to (i) our issuance and sale of 712,618 ordinary shares in the public offering in December 2009 and 106,893 ordinary shares upon the exercise of the over-allotment option in January 2010, as described under "Prospectus Summary – Recent Developments – Public Offering", (ii) our use of all our net proceeds from the December 2009 public offering to purchase EZchip Technologies Shares tendered in the Employee Exchange Offer (including EZchip Technologies Shares issued upon exercise of vested EZchip Technologies Options, which resulted in aggregate proceeds to the company of $1.5 million) as described under "Prospectus Summary – Recent Developments – Employee Exchange Offer", (iii) our receipt of net proceeds of $1.1 million from the sale of the 106,893 ordinary shares in January 2010, (iv) the issuance in the Employee Exchange Offer of 243,774 of our ordinary shares in exchange for EZchip Technologies Shares, and (v) the issuance of 567 ordinary shares upon exercise of options for an aggregate exercise price of $2,000, which ordinary shares are registered for resale hereby.

	As of September 30, 2009
	Actual	As Adjusted
	(U.S. dollars in thousands)
Cash, cash equivalents and marketable securities	$60,557	$63,084
Current liabilities	6,531	6,531
Long-term loan	--	--
EZchip Semiconductor shareholders' equity:	159,542	165,479
Noncontrolling interest	3,410	--
Total equity	$162,952	$165,479
Total liabilities and equity	$174,107	$176,634

REASONS FOR THE OFFER AND USE OF PROCEEDS

This prospectus relates to the disposition by the selling shareholders of up to 203,476 of our ordinary shares, which were issued to current and former employees in connection with the Employee Exchange Offer in exchange for EZchip Technologies Shares previously held by them or which will be issued to such current and former employees upon the exercise of options received by them in the Employee Exchange Offer in exchange for EZchip Technologies Options.

We are registering the ordinary shares for disposition by the selling shareholders and incurring the expense of this registration pursuant to our commitments to the selling shareholders and our desire for an orderly disposition of the ordinary shares.

We will not receive any proceeds from the sale by the selling shareholders of our ordinary shares.

MARKET FOR OUR ORDINARY SHARES

Our ordinary shares were listed on the NASDAQ Global Market under the symbol "LNOP" from our initial public offering in November 1992 until April 14, 2003, at which date the listing of our ordinary shares was transferred to the NASDAQ Capital Market.  Since January 4, 2008, our ordinary shares have been listed once again on the NASDAQ Global Market and on January 17, 2008 our NASDAQ symbol changed to "EZCH."  Since April 1, 2002, our ordinary shares have also been traded on the Tel-Aviv Stock Exchange.  On February 2, 2010, the last reported sale price of our ordinary shares on the NASDAQ Global Market was $12.08 and the last reported sale price of our ordinary shares on the Tel-Aviv Stock Exchange was $12.28.

Set forth below for each of the periods indicated are the range of high and low market prices of our ordinary shares as reported by the NASDAQ Global Market, and the high and low market prices of our ordinary shares (in U.S. dollars) as reported by the Tel-Aviv Stock Exchange.  Share prices on the Tel-Aviv Stock Exchange are quoted in New Israeli Shekels (NIS); the share prices set forth below in U.S. dollars reflect the translation into U.S. dollars based on the rate of exchange published by the Bank of Israel on the dates in question.

Quarterly Share Price Information

The following table sets forth, for each of the full financial quarters in the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
2008
First quarter	$18.79	$9.65	$19.32	$8.34
Second quarter	$17.87	$10.00	$18.54	$9.86
Third quarter	$18.70	$10.74	$18.76	$11.25
Fourth quarter	$16.18	$5.63	$15.68	$6.85

2009
First quarter	$18.12	$9.95	$17.58	$10.81
Second quarter	$17.14	$12.25	$17.34	$12.69
Third quarter	$16.63	$11.06	$16.60	$11.23
Fourth quarter	$14.15	$11.04	$14.14	$10.65

Monthly Share Price Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
August 2009	$13.91	$11.38	$13.76	$11.65
September 2009	$13.80	$11.07	$13.71	$11.25
October 2009	$14.23	$11.70	$14.14	$11.96
November 2009	$13.71	$11.70	$13.33	$11.65
December 2009	$13.53	$11.04	$13.34	$10.65
January 2010	$13.37	$11.73	$13.45	$11.84

SELLING SHAREHOLDERS

The registration statement of which this prospectus forms a part covers up to 203,476 ordinary shares, which were issued to current and former employees in connection with the Employee Exchange Offer in exchange for EZchip Technologies Shares previously held by them or which will be issued to such current and former employees upon the exercise of options received by them in the Employee Exchange Offer in exchange for EZchip Technologies Options.  The ordinary shares were or will be offered and sold to the selling shareholders either outside of the United States in reliance on Regulation S or in reliance upon the exemption from securities registration afforded by the provisions of Regulation D, in each case promulgated under the Securities Act of 1933, as amended.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the ordinary shares by the selling shareholders.  The information in this table is based on 24,421,883 ordinary shares outstanding as of January 14, 2010.  The first column lists each of the selling shareholders.  The second and third columns list the number and percentage of ordinary shares beneficially owned by each of the selling shareholders prior to the offering, based on each the selling shareholder's ownership of the ordinary shares, as of January 14, 2010.  The fourth column lists the ordinary shares being offered by this prospectus by each of the selling shareholders.  The fifth and sixth columns of the following table assume the sale of all of the ordinary shares offered by the selling shareholders pursuant to this prospectus.  The selling shareholders may sell all, some or none of their shares in this offering.   The address for each of the selling shareholders is 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel.

Name of selling shareholder	Number of Ordinary Shares Beneficially Owned Prior to Offering		Percentage of Ordinary Shares Beneficially Owned Prior to Offering	Number of Ordinary Shares Offered Pursuant to this Prospectus		Number of Ordinary Shares Beneficially Owned After Offering		Percentage of Ordinary Shares Beneficially Owned After Offering
Jasneet Anand	1,096		*	1,096		-		-
Patrick Bisson	95,321	(1)	*	66,453		28,868	(1)	*
Ron Deschene	4,605		*	4,605		-		-
Rob O'Hara	210,438	(2)	*	98,684		111,754	(2)	*
Yossi Peled	345	(3)	*	345	(3)	-		-
Mark Perry	2,192		*	2,192		-		-
Kosta Sidopoulos	39,388	(4)	*	11,514		27,824	(4)	*
Misha Tomushev	7,401		*	7,401		-		-
Sagi Tzur	1,208	(5)	*	222	(5)	986		*
Yong Zhuang	35,700	(6)	*	10,964		24,736	(6)	*
_________________
* Less than 1%

(1)	Includes 28,868 ordinary shares issuable upon exercise of options currently exercisable or exercisable within 60 days.

(2)	Includes 111,754 ordinary shares issuable upon exercise of options currently exercisable or exercisable within 60 days.

(3)	Includes 345 ordinary shares issuable upon exercise of options currently exercisable or exercisable within 60 days.

(4)	Includes 27,824 ordinary shares issuable upon exercise of options currently exercisable or exercisable within 60 days.

(5)	Includes 222 ordinary shares issuable upon exercise of options currently exercisable or exercisable within 60 days.

(6)	Includes 24,736 ordinary shares issuable upon exercise of options currently exercisable or exercisable within 60 days.

Current and Former Employees.  The selling shareholders are current or former employees of our company.   None of the selling shareholders is or was an executive officer or director of the company or holds more than 1% of our outstanding shares.

OFFER STATISTICS, EXPECTED TIME TABLE AND PLAN OF DISTRIBUTION

We are registering the ordinary shares issued or to be issued to the selling shareholders to permit the resale of the ordinary shares by the selling shareholders and their permitted assignees, transferees and donees of the ordinary shares from time to time after the date of this prospectus.  We will not receive any of the proceeds from the sale by the selling shareholders of the ordinary shares.

The selling shareholders may sell all or a portion of the ordinary shares beneficially owned by them in an offering underwritten and/or managed by an investment banking firm or broker-dealer in open market transactions, privately negotiated transactions, ordinary brokerage transactions or any other method permitted by applicable law.

In connection with the public offering in December 2009, as described above under "Prospectus Summary – Recent Developments", certain of the selling shareholders agreed with the underwriter in the public offering, Jefferies & Company, Inc., not to sell any of their shares of the company until February 14, 2010, which is 60 days after the date of the prospectus supplement for the public offering.

The selling shareholders may, in addition to selling all or a portion of the ordinary shares beneficially owned by them as described above, sell or otherwise dispose of the ordinary shares in open market transactions, privately negotiated transactions, ordinary brokerage transactions, transactions in which the broker-dealer solicits purchasers, a combination of such methods or any other method permitted by applicable law, including pursuant to Rule 144 of the Securities Act.  In addition, the selling shareholders shall be entitled to sell their ordinary shares without volume or time restriction in connection with a third party's acquisition or proposed acquisition of us, or a tender offer for, merger or change of control of, us.

Underwriters or broker-dealers engaged by the selling shareholders may arrange for other underwriters or broker-dealers to participate in sales.  If the ordinary shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent's commissions.  The ordinary shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  These sales may be effected in transactions, which may involve crosses or block transactions, on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale; in the over-the-counter market; in transactions otherwise than on these exchanges or systems or in the over-the-counter market; through the writing of options, whether such options are listed on an options exchange or otherwise; ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers; block trades in which a selling shareholder will engage a broker-dealer as agent, who will then attempt to sell the ordinary shares, but may position and resell a portion of the block as principal to facilitate the transaction; purchases by a broker-dealer as principal and resale by the broker-dealer for its account; an exchange distribution in accordance with the rules of the applicable exchange; ordinary brokerage transactions, transactions in which the broker-dealer solicits purchasers; privately negotiated transactions; or in short sale transactions.  Broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share; a combination of any such methods of sale; and any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling ordinary shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the ordinary shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).  In compliance with the guidelines of the Financial Industry Regulatory Authority, or FINRA, the maximum consideration or discount to be received by any participating FINRA member or independent broker-dealer will not exceed 8% of any offering pursuant to this prospectus and any applicable prospectus supplement.  In connection with sales of the ordinary shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which such broker-dealer may in turn engage in short sales of the ordinary shares in the course of hedging in positions they assume.  The selling shareholders may also sell ordinary shares short and deliver ordinary shares covered by this prospectus to close out short positions.  The selling shareholders may also loan or pledge ordinary shares to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the ordinary shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.  The selling shareholders also may transfer, gift and/or donate the ordinary shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling shareholders to include such transferee.

The selling shareholders and any underwriter(s) or broker-dealer participating in the distribution of the ordinary shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.  At the time a particular offering of the ordinary shares is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of ordinary shares being offered and the terms of the offering, including the name or names of any underwriter(s), broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or re-allowed or paid to such underwriter(s) or broker-dealers, where applicable, and any other facts material to the transaction.

Under the state securities laws, the ordinary shares may be sold only through registered or licensed brokers or dealers.

There can be no assurance that any selling shareholder will sell any or all of the ordinary shares registered pursuant to the registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the ordinary shares by the selling shareholders and any other participating person.  Regulation M may also restrict the ability of any person engaged in the distribution of the ordinary shares to engage in market-making activities with respect to the ordinary shares.  All of the foregoing may affect the marketability of the ordinary shares and the ability of any person or entity to engage in market-making activities with respect to the ordinary shares.

Once sold under the registration statement, of which this prospectus forms a part, the ordinary shares will be freely tradable in the hands of persons other than our affiliates.

EXPENSES ASSOCIATED WITH THE REGISTRATION

We have agreed to bear all expenses relating to the registration of the ordinary shares registered pursuant to the registration statement, of which this prospectus forms a part.  We estimate these expenses to be approximately $10,000, which include the following categories of expenses:

SEC registration fee	$142
EDGAR and photocopying fees	750
Legal fees and expenses	5,000
Accounting fees and expenses	1,250
Transfer agent and registrar fees, and agent for service of process fees	1,000
Miscellaneous expenses	1,858
Total Expenses	$10,000

FOREIGN EXCHANGE CONTROLS AND OTHER LIMITATIONS

Non-residents of Israel who purchase our ordinary shares may freely convert all amounts received in Israeli currency in respect of such ordinary shares, whether as a dividend, liquidation distribution or as proceeds from the sale of the ordinary shares, into freely-repatriable non-Israeli currencies at the rate of exchange prevailing at the time of conversion (provided in each case that the applicable Israeli income tax, if any, is paid or withheld).

Until May 1998, Israel imposed extensive restrictions on transactions in foreign currency. These restrictions were largely lifted in May 1998.  Since January 1, 2003, all exchange control restrictions have been eliminated (although there are still reporting requirements for foreign currency transactions).  Legislation remains in effect, however, pursuant to which currency controls can be imposed by administrative action at any time.

The State of Israel does not restrict in any way the ownership or voting of our ordinary shares by non-residents of Israel, except with respect to subjects of countries that are in a state of war with Israel.

EXPERTS

Our consolidated financial statements as of December 31, 2008 and 2007, and for each of the three years ended December 31, 2008 included in our Annual Report on Form 20-F for the year ended December 31, 2008, have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon and incorporated herein.  Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the ordinary shares offered hereunder will be passed upon for us by Naschitz, Brandes & Co., Tel-Aviv, Israel, our Israeli counsel.

MATERIAL CHANGES

Except as otherwise described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, in our Reports on Form 6-K filed or submitted under the Exchange Act and incorporated by reference herein and as disclosed in this prospectus, no reportable material changes have occurred since December 31, 2008.

WHERE YOU CAN FIND MORE INFORMATION;
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We file annual and special reports and other information with the Commission (File Number 0-20860).  These filings contain important information which does not appear in this prospectus.  For further information about us, you may read and copy these filings at the Commission's public reference room at 100 F Street, N.E, Washington, D.C. 20549.  You may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330, and may obtain copies of our filings from the public reference room by calling (202) 551-8090.

The Commission allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the Commission.  We are incorporating by reference in this prospectus the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the Commission on Form 20-F under the Exchange Act before the time that all of the securities offered by this prospectus have been sold or de-registered.

•	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2008;

•
Our Reports on Form 6-K furnished to the SEC on March 31, 2009, May 7, 2009, July 14, 2009, July 28, 2009, August 3, 2009, August 4, 2009, August 12, 2009, September 3, 2009, September 24, 2009, October 29, 2009, December 17, 2009, January 14, 2010 and January 20, 2010; and

•	The description of our ordinary shares contained in our Annual Report on Form 20-F for the year ended December 31, 2008.

In addition, we may incorporate by reference into this prospectus our reports on Form 6-K filed after the date of this prospectus (and before the time that all of the securities offered by this prospectus have been sold or de-registered) if we identify in the report that it is being incorporated by reference in this prospectus.

Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference.  Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents.  Please direct your written or telephone requests to EZchip Semiconductor Ltd., 1 Hatamar Street, PO Box 527, Yokneam 20692, Israel, Attn: Dror Israel, Chief Financial Officer, telephone number +972-4-959-6666.  You may also obtain information about us by visiting our website at www.ezchip.com.  Information contained in our website is not part of this prospectus.

We are an Israeli company and are a "foreign private issuer" as defined in Rule 3b-4 under the Securities Exchange Act of 1934, or Exchange Act.  As a result, (i) our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, (ii) transactions in our equity securities by our officers, directors and principal shareholders are exempt from Section 16 of the Exchange Act; and (iii) we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We make available to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent registered public accounting firm.  For periods beginning on or after January 1, 2004, we prepare our financial statements in U.S. dollars and in accordance with accounting principles generally accepted in the United States.  For periods prior to January 1, 2004, we prepared our financial statements in U.S. dollars and in accordance with accounting principles generally accepted in Israel.

Since November 4, 2002, we have been making all required filings with the Commission electronically, and these filings are available via the Internet at the Commission's website at http://www.sec.gov.  In addition, since we are also listed on the Tel Aviv Stock Exchange we submit copies of all our filings with the Commission to the Israeli Securities Authority and the Tel Aviv Stock Exchange.  Such copies can be retrieved electronically through the Tel Aviv Stock Exchange's internet messaging system (www.maya.tase.co.il) and, in addition, with respect to filings effected as of November 4, 2003 through the MAGNA distribution site of the Israeli Securities Authority (www.magna.isa.gov.il).

ENFORCEABILITY OF CIVIL LIABILITIES

Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, most of whom reside outside the United States, may be difficult to obtain within the United States.  Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Naschitz, Brandes & Co., that there is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel.  However, subject to specified time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that:

•	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment,

•	the judgment is no longer appealable,

•
the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy, and

•	the judgment is executory in the state in which it was given.

Even if the above conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel.

An Israeli court also will not declare a foreign judgment enforceable if:

•	the judgment was obtained by fraud,

•	there was no due process,

•	the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel,

•	the judgment is at variance with another judgment that was given in the same matter between the same parties and which is still valid, or

•	at the time the action was brought in the foreign court a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

We have irrevocably appointed Puglisi & Associates as our agent to receive service of process in any action against us in the state and federal courts sitting in the City of New York, Borough of Manhattan arising out of this offering or any purchase or sale of securities in connection therewith.  We have not given consent for this agent to accept service of process in connection with any other claim.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency.  Judgment creditors must bear the risk of unfavorable exchange rates.

EZCHIP SEMICONDUCTOR LTD.

203,476 ORDINARY SHARES

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PROSPECTUS

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You should rely only on the information incorporated by reference or provided in this prospectus.  We have not authorized anyone to provide you with different information.  We are not making any offer to sell or buy any of the securities in any state where the offer is not permitted.  You should not assume that the information in this prospectus is accurate as of any date other than the date that appears below.